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SECURITI[...]ISSION

02021278

SEC FILE NUMBER
8- 46007

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR 29 2002

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 2/01/01 (MM/DD/YY) AND ENDING 1/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mutual Money Investments, Inc. /DBA/
Tri-Star Financial

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5718 Westheimer, Suite 710
(No. and Street)

Houston (City) TX (State) 77057 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Debra Brigle 713-735-9200
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stephen M. Gonsoulin
(Name — *if individual, state last, first, middle name*)

603 South Baylor (Address) Brenham (City), TX (State) 77833 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 26 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William T. Payne, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tri-Star Financial, as of 1/31/02, ~~19~~, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

Emily Kojak
Notary Public
State of Texas
My Commission Expires
March 27, 2006

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Stephen M. Gonsoulin
Certified Public Accountant
Certified Business Appraiser

To the Board of Directors
Mutual Money Investments, Inc.
d.b.a. Tri-Star Financial

In planning and performing my audit of the financial statements and supplementary schedules of Mutual Money Investments, Inc. d.b.a. Tri-Star Financial for the year ended January 31, 2002, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practice and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

603 S. Baylor, Brenham, Texas 77833-3721 Member Firm FCG Financial Consulting Group, L.C. 979/830-8832 * 979/830-0805 (fax)

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I consider to be a material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at January 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

March 11, 2002

Steve [signature], CPA

MUTUAL MONEY INVESTMENTS, INC.

d.b.a. Tri-Star Financial

Financial Statements

with

Report of Independent Auditor

January 31, 2002

Stephen M. Gonsoulin
Certified Public Accountant
Certified Business Appraiser

INDEPENDENT AUDITOR'S REPORT

Mutual Money Investments, Inc.
d.b.a. Tri-Star Financial

I have audited the accompanying statement of financial condition of Mutual Money Investments, Inc. d.b.a. Tri-Star Financial as of January 31, 2002, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mutual Money Investments, Inc. d.b.a. Tri-Star Financial as of January 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

March 11, 2002

Steve Gonsoulin, CPA

Member Firm FCG Financial Consulting Group, L.C.

603 S. Baylor, Brenham, Texas 77833-3721 979/830-8832 * 979/830-0805 (fax)

MUTUAL MONEY INVESTMENTS, INC.
d.b.a. Tri-Star Financial
Statement of Financial Condition
January 31, 2002

ASSETS

Cash (Note 2)	$	93,563
Deposits with clearing organization and others		151,743
Commissions receivable (Note 1)		141,846
Federal income tax receivable		1,854
Prepaid expenses		67,740
Furniture and equipment, net of accumulated depreciation of $179,089		83,301
Other assets		7,238
Total assets	$	547,285

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Commissions payable	$	2,377
Accounts payable		6,843
Accrued liabilities		55,930
Deferred income tax payable		28,988
Total liabilities		94,138
Contingencies (Note 9)		
Stockholders' equity (Note 5)		
Preferred stock		131,105
Common stock, no par value, 10,000 shares authorized and issued		547,253
Retained earnings		74,789
Treasury stock at cost (3,768 shares of common and 1,000 shares of preferred)		(300,000)
Total stockholders' equity		453,147
Total liabilities and stockholders' equity	$	547,285

See accompanying notes to financial statements.

MUTUAL MONEY INVESTMENTS, INC.
d.b.a. Tri-Star Financial
Statement of Operations
For the Year Ended January 31, 2002

Revenues		
Commissions	$	3,177,236
Interest and other income		34,058
Total		3,211,294
Expenses		
Employee compensation and benefits		2,395,189
Communications		50,266
Occupancy and equipment expenses		184,377
Fees and assessments		20,660
Other operating expenses		479,205
Total		3,129,697
Income before income tax provision		81,597
Income tax provision (Note 3)		17,236
Net income	$	64,361

See accompanying notes to financial statements.

MUTUAL MONEY INVESTMENTS, INC.
d.b.a. Tri-Star Financial
Statement of Changes in Stockholders' Equity
For the Year Ended January 31, 2002

	Common Stock	Preferred Stock	Retained Earnings (Deficit)	Treasury Stock
Balance at January 31, 2001	$ 547,253	$ 131,105	$ 10,428	$ (300,000)
Net income for current year			64,361	
Balance at January 31, 2002	$ 547,253	$ 131,105	$ 74,789	$ (300,000)

See accompanying notes to financial statements.

MUTUAL MONEY INVESTMENTS, INC.
d.b.a. Tri-Star Financial
Statement of Cash Flows
For the Year Ended January 31, 2002

Cash flows from operating activities:		
Net income	$	64,361
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		30,861
Deferred income tax expense		16,577
Increase (decrease) in cash due to changes in assets and liabilities:		
Commissions receivable		(76,533)
Federal income tax receivable/payable		(4,241)
Prepaid expenses		(26,808)
Deposits with clearing organizations and others		(75,312)
Other assets		(159)
Commissions payable		(29,442)
Accounts payable		6,386
Accrued liabilities		21,010
Total adjustments		(137,661)
Net cash provided (used) by operating activities		(73,300)
Cash flows from investing activities		
Cash payments for equipment		(45,509)
Net cash used by investing activities		(45,509)
Cash flows from financing activities		-
Net increase in cash and equivalents		(118,809)
Cash and equivalents, beginning of year		212,372
Cash and equivalents, end of year	$	93,563

See accompanying notes to financial statements.

MUTUAL MONEY INVESTMENTS, INC.
d.b.a. Tri-Star Financial
Notes to Financial Statements
January 31, 2002

1. Basis of presentation and summary of significant accounting policies

Mutual Money Investments, Inc. (MMII) d.b.a. Tri-Star Financial is a fully disclosed broker-dealer engaged in the brokerage of certificates of deposit, government bonds, loans guaranteed by the Small Business Administration and other securities. The Company's customers are located throughout the United States and consist of institutional investors and individuals. During the current year the two largest customers combined accounted for approximately 12% of commission income. The loss of these customers would have a significant impact on operations.

The accompanying financial statements are prepared in accordance with generally accepted accounting principles and with generally accepted accounting practices within the broker dealer industry. The following is a description of the more significant accounting policies.

Revenue and expense recognition

The Company utilizes the accrual basis of accounting. Commission income and expense are recorded on a trade date basis.

Commissions receivable

The Company extends credit to its customers on an unsecured basis consistent with practices in the broker dealer industry. Commissions receivable are due from customers throughout the United States. As of January 31, 2002, commission's receivable due from broker dealers totaled $132,487.

Fixed assets

Fixed assets are stated at cost. Depreciation is provided on a straight-line basis using estimated useful lives of three to eight years. The cost of ordinary maintenance and repairs is charged to expense while major replacements are capitalized.

1. Basis of presentation and summary of significant accounting policies - continued

Federal income tax

The Company has adopted the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." The statement requires the use of the asset and liability approach for financial accounting and reporting for income taxes. The provision for income taxes includes federal income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities due to differences in tax versus financial statement depreciation and cash versus accrual accounting for tax and financial reporting purposes.

Statement of cash flows

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Cash

Cash consists of deposits with various financial institutions. At January 31, 2002 these deposits exceeded Federal Deposit Insurance Corporation (FDIC) insurance coverage by $235,978.

MUTUAL MONEY INVESTMENTS, INC.
d.b.a. Tri-Star Financial
Notes to Financial Statements
January 31, 2002

3. Income taxes

The provision for federal income tax includes the following:

Current	$ 659
Deferred	16,577
Total	$17,236

At January 31, 2002, deferred tax liabilities recognized for taxable temporary differences total $38,761. Deferred tax assets recognized for deductible temporary differences total $9,773. The Company made federal income tax deposits of $4,900 during the current year. Application of statutory tax rates to pre-tax income differs from the above tax provision due to non-deductible meals and entertainment expenses for tax purposes.

4. Leases

Future aggregate annual rentals for office space and equipment as of January 31, 2002 under renewable operating leases with initial noncancellable terms in excess of one year are approximately as listed below for the years ending January 31:

2003	$131,747
2004	88,532
2005	24,005
Total	$244,284

Total lease expense for the year amounted to $72,909.

5. Common and Preferred Stock

Common Stock

A small percentage of the outstanding stock is subject to restrictions upon sale providing for a right of first refusal to the other stockholders. These restrictions result from a stock purchase agreement substantially cancelled in a previous year.

Preferred Stock

The Company is authorized to issue 10,000 shares of Class A non-voting preferred stock with a par value of $100 per share. Preferred stock shareholders are entitled to receive non-cumulative annual dividends based on the liquidation value of the preferred stock ($100 per share) at a percentage rate equal to the one year Treasury bill rate adjusted annually on January 1. As of January 31, 2002 1,311 shares had been issued. Of these, 1,000 shares were included in treasury stock at a cost of $100,000.

6. Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At January 31, 2002 the Company was in compliance with both requirements.

7. Employee Benefits

Effective May 1, 1997 the Company established a simple 401(k) Profit Sharing Plan which permits participants, meeting certain eligibility requirements, to make contributions by salary reduction pursuant to section 401(k) of the Internal Revenue Code. Substantially all employees of the Companies are covered by the plan. The Company may, at its discretion, make matching contributions up to 3% of annual compensation or contribute an amount equal to 2% of annual compensation to the plan. During the year ended January 31, 2002 the Company accrued a matching contribution of $44,591.

8. Related Party Transactions

During the year the Company paid $30,000 to an affiliate for media services.

9. Contingencies

The Company has been named in a lawsuit concerning the brokering of certificates of deposit in 1997 issued by Deutsch Bank-Argentina. Management denies that the third party claims asserted against the Company have any merit and intends to contest the case vigorously. No loss contingency has been recorded in the accompanying financial statements.

MUTUAL MONEY INVESTMENTS, INC.
d.b.a. Tri-Star Financial
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
Schedule 1
January 31, 2002

NET CAPITAL		
Total Stockholders' equity	$	453,147
Deductions		
A. Non-allowable assets		
Petty cash		(150)
Rent deposit		(3,591)
Federal income tax receivable		(1,854)
Other assets		(347)
Furniture and equipment, net		(83,301)
Prepaid expenses		(67,740)
B. Commissions receivable		(9,359)
C. Haircuts on securities		(4,075)
Additions		
Deferred income tax payable		12,156
Net Capital	$	294,886
AGGREGATE INDEBTEDNESS		
Items included in the statement of financial condition		
Commissions payable	$	2,377
Accounts payable		6,843
Accrued liabilities		55,930
Total aggregate indebtedness	$	65,150
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	100,000
Excess net capital	$	194,886
Ratio: Aggregate indebtedness to net capital.		22.09%

MUTUAL MONEY INVESTMENTS, INC.
d.b.a. Tri-Star Financial
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
Schedule 1 - (continued)
January 31, 2002

RECONCILIATION WITH COMPANY'S COMPUTATION
(included in Part II of Form X-17A-5 as of January 31, 2002)

Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$	280,457
Net audit adjustments		14,429
Net capital calculated above	$	294,886

MUTUAL MONEY INVESTMENTS, INC.
d.b.a. Tri-Star Financial
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
Schedule II
January 31, 2002

MMII is exempt from the above requirements under rule 15c3-3(k)(2)(ii) because the Company is a fully disclosed broker-dealer and does not hold customer securities or funds.

MUTUAL MONEY INVESTMENTS, INC.
d.b.a. Tri-Star Financial
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
Schedule III
January 31, 2002

MMII is exempt from the above requirements under rule 15c3-3(k)(2)(ii) because the Company is a fully disclosed broker-dealer and does not hold customer securities or funds.